Filed by United Community Financial Corp. pursuant to

Rule 425 under the Securities Act of 1933.

Subject Company: United Community Financial Corp.

Commission File No.: 000-24399

United Community Financial Corporation

Fourth Quarter Conference Call

January 25, 2017 at 10:00 a.m. Eastern

CORPORATE PARTICIPANTS

Tim Esson - Chief Financial Officer

Gary Small - President and CEO

Matthew Garrity - Executive Vice President

PRESENTATION

Operator

Good morning and welcome to the United Community Financial Corp.’s Fourth Quarter 2016 Earnings Conference Call. At this time, all lines are in listen-only mode. A question-and-answer session will follow this presentation and at that time I will provide instructions on how you may ask a question. Please note this event is being recorded.

At this time, I would like to turn the call over to Tim Esson, Chief Financial Officer of UCFC and Home Savings. Please go ahead.

Tim Esson

Good morning and thank you for participating in today’s conference call. As always, before we begin, I’d like to take the time to refer you to the company’s forward-looking statements and risk factors, which are on the screen in front of you or can be found on our Investor Relations website at ir.ucfconline.com. This statement provides the standard cautionary language required by the Securities and Exchange Commission for forward-looking statements that may be included in today’s call. Also, a copy of the fourth quarter earnings release can be obtained at the same website ir.ucfconline.com.

I would now like to introduce Gary Small, President and CEO of both UCFC and Home Savings.

Gary Small

Thank you, Tim, and good morning, everyone, I’m glad you could join us this morning. I’m very pleased to announce fourth quarter earnings of $5 million, which is up 16% plus over the fourth quarter of ’15. Our normalized earnings was a bit better still at $5.6 million or about $0.12 a share as we did incur approximately $800,000 in expenses in the fourth quarter relative to our merger with Premier Bank & Trust.

Home Savings Financial performance was in line with our expectations for the quarter and reflect strong momentum as we head into Q1 of ’17. From a full-year perspective, adjusting as appropriate the results to exclude those merger expenses, full-year net income was $19.4 million, which is 19% better than ’15. Earnings per share totaled $0.41, which is 22.3% improvement over the 2015 results.

Revenue increased 11.5%, and the team delivered another year of excellent loan growth, almost 16% year-over-year. Commercial loan portfolio topped $500 million at the end of the year and we added over 100 new relationships over the course of the year. The consumer team had a break-out year, our portfolio grew 15%, and that’s a harbinger for things to come.

Residential mortgage originations were up 28% for the year and that certainly outpaced what was a good industry number. We saw a dramatic reduction in our deposit cost of funds for the year. In the fourth quarter those costs were 38 bps and this compares to 47 bps in ’15, and there’ll be more on that in a bit.

Our efficiency ratio improved to just a tick over 60% for the year. The success for the year was spread across all business units, commercial, residential mortgage, consumer retail, and insurance with each group in geographic market hitting or exceeding their target for revenue, balance growth, and loan originations.

New origination systems are in place for residential mortgage and small business lending teams, and greatly improve our efficiency and capabilities going forward. We also expect to install a new consumer origination system in ’17, which will continue to enable our consumer business to deliver double-digit growth.

United Community Financial Corporation

January 25, 2017 at 10:00 a.m. Eastern

Credit management continues to be a strength for the organization. As of this morning, Home Savings has less than $400,000 in commercial nonperforming loans. That’s $400,000 on a $500 million portfolio, and this after three straight years of year-over-year portfolio growth in excess of 35% annually. It’s just been an outstanding performance. Classified loans remain low. Delinquency is down. All the early indicators of credit concern continue to look very favorable at this point.

On January 31st, we’ll close our announced merger with Premier Bank & Trust. We expect to have all operating systems and conversion issues completed by the end of Q1 and look forward to expanding our business in the Akron and Canton markets. The integration process is going very well thanks to the great work done by so many members of the Home Savings and the Premier Bank team. The transition to this point has been very smooth with no surprises.

The projected cost reductions are on schedule and the additional revenue opportunities are under development. Premier President Rick Hull and COO Denise Penz have done an outstanding job of leading their team and working closely with the Home Savings team and I’m very much looking forward to having Rick and Denise as a part of our executive leadership team going forward.

We have high expectations for the continued growth in Akron and Canton and the expansion of Premier’s wealth management capabilities, which include asset management, private banking and trust across the rest of the Home Savings footprint.

With that, I’m going to turn the call over to Matt Garrity, who will outline our lending progress in more detail.

Matt Garrity

Thanks, Gary. I’ll be providing comments this morning on our lending businesses as well as asset quality. Our commercial business had another strong quarter in loan production with portfolio growth consistent with our expectations. Overall, 2016 was an excellent year with respect to origination activity and portfolio growth. We are very pleased that the commercial business performed consistent with the expectations we laid out at the beginning of the year.

Origination activity during the fourth quarter was solid, consistent with our performance for the previous three quarters. For the full year 2016, originations grew by approximately 36% when compared to the prior year. We achieved this growth across all of our market segments. In terms of balance growth, we recorded a 2% increase for the quarter, and for the full year, the portfolio grew by 36%.

As I mentioned on our previous earnings call, we expected fourth quarter balance growth to be more modest compared to previous periods. We saw this play out in the fourth quarter as loan production was in line with prior periods. Our portfolio growth was not as strong.

We knew entering the quarter that there would be an usually high level of event-driven portfolio run-off during this period. Event-driven run-off would include completed construction projects that have stabilized and refinanced into the permanent market, payoffs of loans due to the sale of the business or sale of the asset that secures our debt, or loan relationships that we decided to exit as they no longer meet our risk profile. None of the run-off was as a result of lost business or a competitive issue.

When normalizing our fourth quarter run-off, portfolio growth would have been in line with prior periods. Commercial deposit activity remained strong in the fourth quarter as commercial deposits grew 8% for the quarter and for the full year, commercial deposits grew by 29%. Pipeline levels remain solid, and we are optimistic that 2017 commercial activity will be relatively consistent with what we have achieved over the past 24 months.

United Community Financial Corporation

January 25, 2017 at 10:00 a.m. Eastern

We are also excited about the opportunity to further expand the commercial business into the Akron, Canton market with our pending merger with Premier Bank & Trust.

In our residential lending business we experienced another very strong quarter in loan originations, capping off a very successful year for the business. Fourth quarter mortgage loan production increased approximately 64% when compared to the fourth quarter of 2015. For the full year 2016, loan production grew over 28% compared to the prior year. While all of our markets achieved year-over-year growth, we achieved significant gains in our Pittsburgh and Columbus markets, as Pittsburgh originations grew by 45% while Columbus originations doubled year-over-year. In addition, we successfully expanded into the Morgantown market in 2016, which continues to perform in line with our expectations.

Fourth quarter mortgage banking income decreased by 36.8% when compared to the prior quarter. This was largely driven by a reduction in the mix of saleable originations during the quarter compared to the third quarter. In consumer lending, solid portfolio growth continues as our core retained portfolio grew 7% for the quarter, for the full year grew in excess of 18%.

With respect to asset quality, we achieved significant improvement during the fourth quarter with delinquency levels improving by 15% during the period while nonperforming loan balances fell by over 36%. Charge-offs were 17 basis points for the quarter. For the full year, delinquency levels improved by approximately 26% from the prior year while nonperforming loan balances also improved by 26%.

Much of the improvement during the quarter was driven by the reclassification of a legacy nonperforming commercial relationship from a loan to a receivable. The change in classification was a result of further affirmation through the legal process of the collectability of certain liquid assets held in receivership. While the timing that surrounds the release of these assets is not final, the collectability of these assets became more evident throughout 2016 and therefore viewed as a receivable as opposed to a loan.

This change in classification is reflected in the increase to the other classified assets category. The charge-off associated with this reclassification also represents 15 basis points out of the total 17 basis points of charge taken during the quarter. Subsequent to quarter end, we were also successful in resolving a certain nonperforming loan that was mentioned during the first quarter 2016 investor call. The resolution of this relationship will provide for an additional benefit to nonperforming loan balances and delinquencies at $3.6 million.

When adjusting nonperforming loan totals for this subsequent event, nonperforming loan balances at December 31st, 2016, would have been $8,838,000, which corresponds to an NPL ratio of 0.60%, a reduction of 53% over the prior year.

I would now like to turn the call over to Tim Esson, who will discuss our financial performance in greater detail.

Tim Esson

Thanks, Matt. What I’d like to do now is touch on a number of financial highlights from the fourth quarter end-of-year. As Matt pointed out, we have experienced good solid loan growth for both the fourth quarter and the year. Total loans including loans held for sale increased $214 million during the year, or 16% to $1.6 billion at the end of December ’16.

United Community Financial Corporation

January 25, 2017 at 10:00 a.m. Eastern

Let’s move on and talk about deposits here. We were able to lower our overall cost of deposits to 38 basis points from 47 basis points for the three months ended December ’16 compared to the same time period last year. This 19% reduction in costs was a result of a shift in deposit mix driven by a 17% growth in the average outstanding balance of noninterest bearing deposit accounts.

Noninterest bearing deposit accounts grew primarily because of a 29% increase in commercial deposits. We also continue to grow public funds, which increased $15.7 million or 17% to $107 million at December 31, ’16 compared to $91 million last year.

Lastly, we were able to diversify our deposit mix utilizing brokered deposits. As a result of all this activity, total deposits increased $79 million, or 5.5% to $1.5 billion at December 31, ’16 compared to last year. As a result of the decline in our overall cost of funds coupled with the growth of average loan balances, we have seen net interest income on an FTE basis increase 14% to almost $17 million in Q4 compared to the same time period last year.

Looking at the entire year, net interest income on an FTE basis was $63 million, up 11% from last year. Our current net interest margin of 3.26% for the fourth quarter of ’16 did increase from the 316 reported in the fourth quarter last year. As we’ve discussed previously, this increase was due to realizing the benefit from the prepayment of a high-cost debt in the fourth quarter last year and the benefit of paying from lowering our cost of deposits and other borrowed funds.

We also saw an increase in the margin for the year, increasing to 324 from last year’s 318. Regarding the provision for loan losses, we recognize the provision of $1.5 million this quarter compared with $893,000 in Q4 of ’15. Net charge-offs came in at 17 basis points for the quarter. Essentially, the majority of the provision increase was related to the growth of the loan portfolio. Provision for the year totaled $5.4 million compared to $2.1 million last year. This change was consistent with our expectations given the level of loan growth, charge-off activity, and improvements in asset quality.

Let’s now move on and talk about noninterest income, which increased 3.4% to $5.6 million in Q4 compared to Q4 of ’15. Favorably affecting the change was the benefit of insurance agency income of $417,000. The company also recognized a positive change in the valuation of mortgage servicing rights totaling $630,000 in the quarter. Offsetting these favorable changes was a decrease in mortgage-making income and a decline in deposit-related fees.

Looking at the entire year, noninterest income increased 12% to $22.1 million last year. Positively affecting the comparison was the benefit of an insurance agency income, again totaling $1.7 million. Also contributing to the change was an increase in brokerage income, deposit-related fees, mortgage-servicing fees, and debit/credit card fees for a total of $533,000.

The 12 months ended December 31, ’16 also saw security gains totaling $604,000. These increases were partially offset by a $397,000 decrease in mortgage banking income. Noninterest expense was $13.7 million, up 7.5% for Q4 when compared to last year’s Q4. This here, though, we need to take into consideration the $787,000 in acquisition-related costs associated with Ohio Legacy Corp., an acquisition we announced in third quarter of ’16.

After adjusting for these acquisition costs, noninterest expense was essentially flat during the quarter. The efficiency ratio continues to show improvement ending at 61.9% for the quarter as opposed to 63.7% for the same time period last year. Looking at the entire year, noninterest expense was flat for the 12 months ended December 31 in comparison to the same period last year, again after taking into consideration the expenses associated with the addition of James & Sons Insurance at the beginning of the year and the acquisition costs related to Ohio Legacy Corp.

United Community Financial Corporation

January 25, 2017 at 10:00 a.m. Eastern

As in the quarter-to-quarter comparison, the operating expenses of the insurance company to date of $1.3 million along with Ohio Legacy acquisition expenses of $787 were the primary cause for the increase. Looking at the efficiency ratio, the efficiency ratio was 61% for the 12 months ended December 31, ’16 compared to 65% for the 12 months ended last year.

With that, I would like to hand the call back to Gary Small.

Gary Small

Thank you, Tim, and before we turn it over for questions, I’ll take the opportunity to affirm and provide some range guidance for ’17. We continue to expect Home Savings performance to outpace peer over the three-year strategic planning horizon. It is our mission as a management team to deliver 15% earnings per share improvement each year, and that’s from an organic perspective, and ’17 will be no different.

From that organic growth perspective for the upcoming year, we would expect loan growth to top 12%. The commercial growth will still be robust but because of the normal maturation of the book, the growth will be more in the 20% to 25% range versus 35% we’ve experienced for the last three years. We’ll see double-digit growth in consumer lending. We would continue to expect modest-to-low growth in our residential mortgage portfolio.

From a margin expectation we have an assumption in our planning model for the year, one more rate twist likely to occur in the second quarter and that would produce a very mild impact on our financials. The reported margin that we will have for the year might be a little bit higher than we’re accustomed to after we work through the purchase accounting and so forth with Premier. But, from a non-acquisition perspective, we’re not expecting a lot of movement on net interest margin.

Revenue growth will be plus 10% and we anticipate net charge-offs to be well below 20 basis points for the year. For those of you that are tweaking the financial models for ’17, our effective tax rate, I’ll give you two numbers, 32% on an FTE basis and 30% on a GAAP basis. These would both reflect lower percentages than in the past as we now are afforded the opportunity to engage in captive insurance activity, low-income housing tax credit projects and so on to get more efficient return.

I will alert you to take a look at page 3 in our earnings release under the section of asset quality. You’ll notice that there is a unique non-GAAP presentation, which I’ll position as the best representation of our current credit profile as we head into the 1/31 close with Premier. This is the last look at what did our book look like going in because obviously the numbers will change to some degree with the acquisition accounting and so forth.

The number that I would draw you to, or the two numbers, is that we have less than $10 million in nonperforming loans as of this morning, and as I mentioned earlier, a very small amount of that is on the commercial front. Then our nonperforming loans to total loans are at 0.6. These reflect a lot of good clean-up that has happened on the couple of legacy credits that we’ve been dealing with over the last couple years, and as I mentioned, there’s nothing on the horizon in the credit indicators that would give us any anticipation of unfavorable activity for ’17.

Beyond the organic growth that I mentioned there, we do expect the combination with Premier to deliver low double-digit earnings growth for ’17 and that we won’t have systems close and so forth until the end of the first quarter. We’re not getting a full-year benefit but it will still be a very material benefit just the same. This is consistent with what we projected and telegraphed I think coming out of our announcement.

United Community Financial Corporation

January 25, 2017 at 10:00 a.m. Eastern

Let me wrap up my comments by acknowledging the interesting period we’ve been experiencing since the Election Day. While the general mood is certainly positive toward the banking industry and business in general, we have no outsized assumptions incorporated into our planning for the year. In fact, consistent with the additional volatility we discussed in the fourth quarter around residential mortgage activity, due to the rate increase and the general uncertainty, the potential for a pause in the residential mortgage market as home buyers get their bearing certainly exists. We actually curbed our ’17 expectations just a bit in our planning process. And if we have the year that we would hope to have it will be a plus, but we didn’t want to have it fully wound given all the turmoil in the rate environment right now. We would expect the most significant impacts from anything coming out of the Washington activity to be effective on our ’18 performance more so than this year.

So with that bit of conjecture, I will turn it back over to the operator and we’ll open up the lines.

QUESTIONS AND ANSWERS

Operator

Yes, thank you. We will now begin the question-and-answer session. To ask a question, you press star then one on your telephone keypad. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then two. At this time, we will pause momentarily to assemble the roster.

The first question comes from Michael Perito with KBW.

Michael Perito

Hi, good morning, guys.

Gary Small

Good morning, Mike.

Michael Perito

I guess starting on the provision. If I look over the last year and a half or so, it’s maybe under $1 million in the last few quarters of ’15. You guys had that jump in the first quarter related to that one credit, jumped back down in the second quarter, and then kind of settled in $1.3 million, $1.5 million range.

It sounds like growth is going to continue but credit is still pretty good, but it also sounds like the mix in terms of commercial and consumer is going to kind of fluctuate a little bit this year relative to last year. Is there any kind of sense you can give us, assuming credit stays pretty clean, what type of growth provision we can anticipate in the next few quarters here?

Gary Small

Well, first in reference to ’16, we ended up booking the exact provision that we had expected to book for the full year. We knew when we had to take our charge in the first quarter it would be lumpy from quarter to quarter but we hit right on the mark. Net charge-offs were a few basis points higher but that was—than we had anticipated, but in doing so we were cleaning up the portfolio to the point as I mentioned, we have less than a half a million in commercial nonperforming loans.

That means we were able to carry a little less reserve relative to the commercial. So, net-net, we didn’t have to put any additional provision in because the cleanup that was resulting in the charge-offs was also dramatically improving our portfolio performance. Last year we would have said the provision is the equivalent of about 20 basis points in expected charge-offs plus set aside for their growth in the portfolio and the same would be true for ’17.

United Community Financial Corporation

January 25, 2017 at 10:00 a.m. Eastern

We’re going to assume 20 basis points for modeling although that’s probably twice what our experience rate is outside of the two commercial credits that we dealt with last year. Then, we will factor in additional provisions for the 12% loan growth that we’d expect for the year. So, the methodology hasn’t changed, but the quarters were noisy last year and I think we talked about that as it was happening that we felt the full year would pan out as we had planned and it certainly did.

Going forward, if you were to look at our nonperforming schedule you’ll see there’s I think about $2 million sitting in nonperforming on the consumer side, maybe another $7 million on our residential mortgage side. Those reflect about 1% of the outstandings of those two portfolios and essentially zero on the commercial side that that portfolios. Couldn’t be any cleaner.

Michael Perito

Okay. That’s helpful, thank you. Then, maybe jumping over to the deposits and then the margin. The last couple quarters as the growth remains strong here looks like you guys are starting to get a little more diversified on the funding side. Some CDs, some broker deposits, sounds like once again, obviously the loan-growth outlook still very strong for 2017.

Just saw the comment on the release about the public funds business which continues to do well and it sounds like commercial deposits continue to do well. But is the expectation to kind of have to continue to lean on some of the broker CDs and time deposits in 2017? And I guess the second part of the question, does that kind of take away some of the potential margin benefit as the securities portfolio kind of shrinks as a percentage here in terms of the remix on the earning assets side?

Gary Small

I’ll answer those in pieces. We wouldn’t expect to lean on time deposits any more than the natural movement of the book that we have. The funding will come in at least three ways. We’ll continue to grow our public funds portfolio. We had dramatic growth in the last two years; we’d expect to see that dramatic growth going forward.

We’ll see a continued run down of our investment portfolio, which provide funding on the loan side. Commercial deposits were up 30%, Matt, this year. It’s not the highest number we’ve got on the balance sheet but it adds meaningfully to the pile, and we will also augment all of that additional liquidity for lending with what I brokered in for deposits.

You’ll see in our releases, we’re showing more transparency and more clarity around our deposit categories and the basis points we’re paying and so forth so that you’ll be able to track that movement going forward. Our three-year strategic plan, where we do not depend on acquisition to hit the growth numbers that we’re looking at, we do see a ramp up in brokered deposits or borrowing from the Federal Home Loan Bank, we have capacity to either one to augment our normal business-oriented growth.

We’re well within our caps that we set internally relative to that activity and the cost of that paper has been run at 7 to 10 bps over Federal Home Loan Bank borrowing. So it’s not been an inefficient way to fill out the balance sheet. So, you will see that number continue to grow as long as we’re having the success we expect on the loan-growth side.

Michael Perito

Alright, thank you. Then I guess just one last one on the capital front. Premier, the shareholder vote in a couple days, hope to close in a few days after that and then convert it later in March. Any thoughts, I know buybacks are less of a priority now, dividend is what it is. You guys will look at it periodically. Any other thoughts in terms of M&A opportunities, bank or nonbank as we kind of move on through 2017 here beyond the closing of Premier?

United Community Financial Corporation

January 25, 2017 at 10:00 a.m. Eastern

Gary Small

The dividend is something we think about every quarter but it tends to be a middle of the year movement for us and I don’t see this year being any different there. Our stated payout ratio of 30%, I do not expect any movement on that as well.

On the M&A front there continues to be activity in the marketplace pretty similar to that; it’s been for at least the last 24 to 30 months. And there are opportunities that are reasonable fit for us and there are opportunities that for any number of reasons aren’t quite a match.

We’re getting a look at everything. We would be happy to deploy additional capital for the right deal and once we close at the end of Q1, we‘ll be ready to go for another one. The mission around the organization is it may or may not come to bear but we need to be scaled and ready to be able to do a deal a year. So we have our day jobs and we have a deal a year jobs, and if we aren’t taking the steps to make that capability a reality, that’s what we have to address. So far, so good.

Michael Perito

Have you guys seen any material shift in terms of expectations or pricing expectations after the election or anything like that worth noting?

Gary Small

I don’t think we’ve seen until this morning in our market, you hadn’t seen a deal that had started prior to the election relative to the bid process and then go and the election and the run up in the equity markets occurred. I think a lot of the deals have been slowed relative to closing and being announced because whatever you were thinking before the election night, things certainly changed as the currencies took off.

I think you’ll see multiples of tangible book that sound an awful lot more robust than we’ve seen over the last couple three years because the currencies now will allow for it. I’m sure the economics are still there and so forth, but I would not be surprised if we see tangible book value prices that are into a slightly different stratosphere than what we’ve seen to this point. Time will tell.

Michael Perito

Okay. Thanks, Gary. Appreciate it.

Gary Small

I will say this. It hasn’t changed our hurdles if you will that we think of as far as return on an adequate deal. We’ve benefitted from the same run up I think at the peak of our pricing in the fourth quarter. We were trading at 165 of tangible book value, go back 12 months, we were trading at 110. We were at about 140 after we announced the Premier deal and it was digested so all the boats are floating up on that. We’re still competitive. I think those valuations will work their way into the pricing on deals.

Michael Perito

Okay, thank you.

Operator

Thank you. Once again just press star and then one if you would like to ask a question. Just once more as a reminder, star and then one will allow you to speak.

United Community Financial Corporation

January 25, 2017 at 10:00 a.m. Eastern

Gary Small

This is Gary again, I will add one additional comment relative to our fourth quarter reported numbers just to expand on Matt’s comment on our mortgage income in the fourth quarter. Seasonally, fourth quarter mortgage income is going to be less than any typical year than it was in the third quarter just as the customer behavior wanes just a bit.

We certainly saw in the form of applications and just what was natural in the market that post-election when the rates took off, there was a pause. We saw, if we’d been running all year long for 10.5 months at 15% more in the application pipeline than we had even planned to be up, we certainly saw the inverse of that in the last 6 weeks of the year, probably 15% less than we had planned coming in the way of applications. Again, I’ll call that a pause in the market as folks were trying to figure out where were rates going to shake out, don’t jump when they spike, all those sorts of things.

As we look at the market now, things have kind of settled down. Pipelines are feeling very normal and all things being equal, we expect to have a good year that we had. Any volatility in the market movement you could sort of see that pause rise again and that’s why we decided to wind up, just a hair, of our mortgage expectations for the year, just as an abundance of caution and to make sure that if it did occur we had other plans in place to make the year. So, I think we’re well protected, a little bit more resilient on that topic than we were before we made those changes.

Operator

Thank you. Actually, we do have a follow-up question from Michael Perito with KBW.

Michael Perito

Thanks, guys. I’ll throw one more out there. Gary, on the expenses, maybe, it sounds like there’s been no material change on the Premier cost save side but just maybe any thoughts on kind of the legacy Home Savings expenses for 2017.

Gary Small

Sure, Mike. I have, I actually brought in some of our stuff to make sure we could give some ranges. We, the last couple years, have been the $48 million to $50 million guy relative to expenses and happily so. Obviously, last year we added James & Sons, which was an additive expense, but aside from that and the merger expenses, we felt like we were certainly managing to a very flat to up to 1% environment

The grid’s going to change a little bit post-Premier. If you look at our expectations for ’17, excluding the one-time only merger expenses, our number starts to look like $60 million instead of the $50 million, $51 million.

Michael Perito

And that’s with Premier?

Gary Small

Yes. The merger expenses and so forth that we expect for ’17 might be $4 million higher than that, so from a GAAP perspective we’ll probably be north of $64 million. From a run rate perspective, $60 million’s a number that I think if model said something other than that we could discuss it offline but that’s probably plus or minus a pretty good number to think about.

Michael Perito

Okay, perfect. Appreciate the time, guys. Thanks.

United Community Financial Corporation

January 25, 2017 at 10:00 a.m. Eastern

Gary Small

You bet.

CONCLUSION

Operator

Thank you. As there are no more questions at the present time, I would like to turn the call over to management for any closing comments.

Gary Small

Again, thank you. It was a very good year for the organization. I think generally speaking we hit every mark we set out for ourselves and finished the year as I mentioned with what we feel is a much, just that much better of a credit profile than we started the year with, and it was already strong at that point.

2017, in all of our business lines, our expectations are still consistent with what we had in our planning sessions. Pipelines look great. Business looks good. There’s an uptick in enthusiasm, but I would say it’s still just sort of modest movement as far as improvement year-over-year relative to what’s going on in the market.

There’s not a bubble out there that we’re all depending on to make our year for the next year. Our performance is based on good, steady improvement year-over-year and any additional business that’s brought about by the enthusiasm from the new administration and so forth will just be additive. As always, if you have any questions please do reach out. Thanks very much for joining us.

Operator

Thank you. The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

United Community Financial Corporation

January 25, 2017 at 10:00 a.m. Eastern